SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Western Digital Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

958102105

(CUSIP Number)

Taro Kaiho

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku,

Tokyo, 100-8280, Japan

Telephone: 81-3-3258-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box  ☐

CUSIP No. 958102105	13D

1.	Names of Reporting Persons Hitachi, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or place of organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 12,500,000
8. Shared Voting Power 0
9. Sole Dispositive Power 12,500,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	This calculation is based on 236,527,721 shares of common stock, par value $0.01 per share, of Western Digital Corporation (the “Issuer”) outstanding as of October 28, 2013, as set forth in the Issuer’s registration statement on Form S-3 (File No. 333- 191987) filed with the Commission on October 30, 2013.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amended Statement”) amends and supplements the statement on Schedule 13D (filed on or about March 15, 2012, the “Original Statement”) relating to the shares of common stock, par value $0.01 per share, of Western Digital Corporation, a Delaware corporation (such common stock, the “Shares”; such corporation, the “Issuer”) whose principal executive offices are located at 3355 Michelson Drive, Suite 100, Irvine, California 92612, previously filed by Hitachi, Ltd., a joint stock corporation incorporated under the laws of Japan (the “Reporting Person”).

Item 2.	Identity and Background.

This Amended Statement is being filed by the Reporting Person. The principal business of the Reporting Person is manufacturing and offering electrical and electronic products ranging from electricity generation systems to consumer products.

The address of the principal office and principal business of the Reporting Person is 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8280, Japan.

Schedule 1, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each director and executive officer of the Reporting Person: the person’s (a) name, (b) business address and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors or executive officers listed in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors or executive officers listed in Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the directors and executive officers of the Reporting Person listed in Schedule 1 are citizens of Japan, except for (i) Cynthia Carroll, who is a citizen of the United States, (ii) George Buckley, who is a citizen of the United States and the United Kingdom, (iii) Stephen Gomersall, who is a citizen of the United Kingdom, and (iv) Philip Yeo, who is a citizen of the Republic of Singapore.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by the addition of the following:

On October 31, 2013, the Reporting Person entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), under which it agreed to sell to the Underwriters an aggregate of 10,869,566 Shares at a price of approximately $64.81 per Share. In addition, the Reporting Person granted the Underwriters a 30-day option to purchase up to an additional 1,630,434 Shares at a price of approximately $64.81 per Share. The sale of an aggregate of 12,500,000 Shares (including 1,630,434 Shares as a result of the Underwriters’ full exercise of the 30-day option) was completed on November 6, 2013. The Shares purchased by the Underwriters were offered and sold to the public pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-191987) filed on October 30, 2013.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed herewith as an exhibit and is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

(a)	See Items 11 and 13 on page 2 of this Amended Statement.

(b)	See Items 7, 9 and 11 on page 2 of this Amended Statement.

(c)	Other than the sale of 12,500,000 Shares described in Item 4 above, there are no other transactions in the Shares that were effected by the Reporting Person during the past sixty days.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement is amended and supplemented as follows:

Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase from the Reporting Person, and the Reporting Person agreed to sell to the Underwriters, an aggregate of 10,869,566 Shares at a price of approximately $64.81 per Share. In addition, the Reporting Person granted the Underwriters a 30-day option to purchase from the Reporting Person up to an additional 1,630,434 Shares at a price of approximately $64.81 per Share, which the Underwriters fully exercised on November 1, 2013.

In the Underwriting Agreement, the Reporting Person agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any of the Issuer’s securities that are substantially similar to the Shares, including but not limited to any options or warrants to purchase Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Shares or any such substantially similar securities, or to publicly disclose the intention to make any offer, sale, pledge or disposition or hedge any Shares or any such other securities of the Issuer, until 90 days after October 31, 2013, except with the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed herewith as an exhibit and is incorporated into this Item 5 by reference.

Except as described in this Amended Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its executive officers or directors listed on Schedule 1 to the Original Statement, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares held by the Reporting Person, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Stock Purchase Agreement entered into as of March 7, 2011, by and among the Reporting Person, the Issuer, Western Digital Ireland, Ltd., a corporation organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of the Issuer, and Viviti Technologies Ltd., a company incorporated under the laws of the Republic of Singapore as amended on May 21, 2011, November 23, 2011, January 30, 2012, February 15, 2012, March 6, 2012, July 9, 2012, July 27, 2012 and August 29, 2012 (incorporated by reference to Exhibit 2.1 to the Issuer’s Quarterly Report on Form 10-Q, dated May 2, 2011, Exhibit 2.2 to the Issuer’s Annual Report on Form 10-K, dated August 12, 2011, Exhibit 2.3 to the Issuer’s Quarterly Report on Form 10-Q, dated January 27, 2012, Exhibits 2.4 through 2.7 to the Issuer’s Quarterly Report on Form 10-Q dated May 9, 2012, Exhibit 2.8 to the Issuer’s Annual Report on Form 10-K, dated August 16, 2013, and Exhibits 2.8 and 2.9 to the Issuer’s Quarterly Report on Form 10-Q dated November 2, 2012, respectively).

Exhibit 99.2	Investor Rights Agreement made as of March 8, 2012, among the Issuer and the Reporting Person as amended on February 5, 2013, August 27, 2013 and October 29, 2013 (incorporated by reference to Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q dated May 9, 2012, Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, dated May 3, 2013, Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q, dated October 29, 2013 and Exhibit 4.7 to the Issuer’s Registration Statement on Form S-3 (file no. 333-191987), dated October 30, 2013, respectively).

Exhibit 99.3	Underwriting Agreement by and among the Reporting Person, the Issuer and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule I thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 6, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 7, 2013

Hitachi, Ltd.

By:	/s/ Toshiaki Kuzuoka
Name: Toshiaki Kuzuoka
Title: Senior Vice President and Executive Officer

Schedule 1

The following table sets forth (i) the name and present principal occupation or employment, for each of the Reporting Person’s directors and executive officers and (ii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, the business address of each such director and executive officer is 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8280, Japan. Each of the directors and executive officers of the Reporting Person listed below is a citizen of Japan, except for (i) Cynthia Carroll, who is a citizen of the United States, (ii) George Buckley, who is a citizen of the United States and the United Kingdom, (iii) Stephen Gomersall, who is a citizen of the United Kingdom, and (iv) Philip Yeo, who is a citizen of the Republic of Singapore.

Directors

Name	Present Principal Occupation or Employment (Principal Position outside Hitachi, if any)

Takashi Kawamura	Chairman of the Board (Chairman of the Board, Hitachi Chemical Company, Ltd.)

Yoshie Ota	Director

Nobuo Katsumata	Director (Senior Corporate Advisor, Marubeni Corporation)

Cynthia Carrol	Director (Non-Executive Director, BP plc.)

Sadayuki Sakakibara	Director (Chairman of the Board and Representative Member of the Board, Toray Industries, Inc.)

George Buckley	Director (Chairman, Arle Capital Partners Limited)

Harufumi Mochizuki	Director (President and Representative Director, Tokyo Small and Medium Business Investment & Consultation Co., Ltd.)

Tohru Motobayashi	Director (Attorney at law)

Philip Yeo	Director (Chairman, SPRING Singapore)

Michijiro Kikawa	Director (Chairman of the Board, Hitachi Construction Machinery, Co., Ltd.)

Name	Present Principal Occupation or Employment (Principal Position outside Hitachi, if any)

Stephen Gomersall	Director (Chairman of the Board, Hitachi Europe Ltd.)

Hiroaki Nakanishi	Director*

Takashi Hatchoji	Director (Chairman of the Board, Hitachi America, Ltd.)

Takashi Miyoshi	Director (Chairman of the Board, Hitachi Capital Corporation)

Note: The Director marked with * concurrently serves as an Executive Officer. See “Executive Officers” below.

Executive Officers

Name	Present Principal Occupation or Employment (Responsibility of Executive Officer as authorized by the Board of Directors)

Hiroaki Nakanishi	Representative Executive Officer President (Overall management)

Shigeru Azuhata	Representative Executive Officer Executive Vice President and Executive Officer (Research & development and medical systems business)

Shinjiro Iwata	Representative Executive Officer Executive Vice President and Executive Officer (Information & telecommunication systems business and information technology strategies)

Koji Tanaka	Representative Executive Officer Executive Vice President and Executive Officer (Power systems business and infrastructure systems business)

Junzo Nakajima	Executive Vice President and Executive Officer (Regional strategies (Asia Pacific))

Name	Present Principal Occupation or Employment (Responsibility of Executive Officer as authorized by the Board of Directors)

Toyoaki Nakamura	Representative Executive Officer Executive Vice President and Executive Officer (Finance, corporate pension system and consumer business)

Nobuo Mochida

Representative Executive Officer

Executive Vice President and Executive Officer
(High functional materials & components, supply chain management (MONOZUKURI and quality assurance) and automotive systems business)

Tatsuro Ishizuka	Senior Vice President and Executive Officer (Cost structure reform, power systems business and business incubation)

Toshiaki Kuzuoka	Representative Executive Officer Senior Vice President and Executive Officer (Corporate communications and CSR, legal matters, government & external relations, risk management and corporate auditing)

Yutaka Saito	Senior Vice President and Executive Officer (Information & telecommunication systems business)

Masahide Tanigaki	Representative Executive Officer Senior Vice President and Executive Officer (Marketing and sales)

Toshikazu Nishino	Senior Vice President and Executive Officer (Management strategies)

Toshiaki Higashihara	Senior Vice President and Executive Officer (Infrastructure systems business and medical systems business)

Toshio Ikemura	Vice President and Executive Officer (Infrastructure systems business (urban planning and development systems business))

Hiroto Uozumi	Vice President and Executive Officer (Power systems business (nuclear power systems business))

Name	Present Principal Occupation or Employment (Responsibility of Executive Officer as authorized by the Board of Directors)

Shinichiro Omori	Vice President and Executive Officer (Supply chain management (procurement))

Kaoru Kawano	Vice President and Executive Officer (Infrastructure systems business (sales operations))

Yoshifumi Kanda	Vice President and Executive Officer (Marketing and sales, and power systems business (sales operations))

Yoshihito Kitamatsu	Vice President and Executive Officer (Finance and corporate pension system)

Ryuichi Kitayama	Vice President and Executive Officer (Marketing and sales)

Kazuhiro Kurihara	Vice President and Executive Officer (Marketing and sales, and medical systems business)

Keiji Kojima	Vice President and Executive Officer (Research & development)

Kunizo Sakai	Vice President and Executive Officer (Infrastructure systems business (plant systems business))

Keiichi Shiotsuka	Vice President and Executive Officer (Information & telecommunication systems business (services business))

Akira Shimizu	Vice President and Executive Officer (Marketing and sales)

Yasuo Tanabe	Vice President and Executive Officer (Government & external relations)

Hiroshi Nakayama	Vice President and Executive Officer (Infrastructure systems business (transportation systems business))

Yasuo Fujitani	Vice President and Executive Officer (Power systems business (thermal power systems business))

Name	Present Principal Occupation or Employment (Responsibility of Executive Officer as authorized by the Board of Directors)

Naoki Mitarai	Vice President and Executive Officer (Human capital)

Yoshihiko Mogami	Vice President and Executive Officer (Information & telecommunication systems business)

Masaya Watanabe	Vice President and Executive Officer (Information & telecommunication systems business)